Binah Capital Group, Inc.

80 State Street

Albany, NY 12207

(212) 404-7002

April 4, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention: Robert Arzonetti

Re:	Binah Capital Group, Inc. Registration Statement on Form S-1, as amended Filed February 14, 2025 File No. 333-284996 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Binah Capital Group, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on Tuesday, April 8, 2025, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Registrant hereby authorizes Penny J. Minna of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

Please notify Penny J. Minna, counsel to the Registrant, at (410) 580-4228, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Craig Gould
Name: Craig Gould Title: Chief Executive Officer